FORM RW
December 29, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:   VIASPACE, Inc. Registration Statement on Form S-3 (File Number 333-139033)
Ladies and Gentlemen:
     VIASPACE, Inc., a Nevada corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests withdrawal of the Registration Statement on Form S-3 (File Number 333-139033) together with all exhibits thereto (the “Registration Statement”).
     No securities were offered or sold pursuant to the Registration Statement. The Registration Statement was initially filed in order to comply with contractual requirements accorded Cornell Capital Partners, L.P., with respect to their securities received or to be received, in exchange for an investment in the Company. The Company now wishes to renegotiate its financing and is therefore withdrawing its Registration Statement prior to commencing such renegotiation. If such renegotiation is successful, the Company expects to file a new registration statement on Form S-3 that would reflect such revised transaction (the “New Registration Statement”). Pursuant to Rule 457(p) of the Securities Act, the Company intends to apply the filing fee from the Registration Statement to the New Registration Statement that is filed.
     Please forward a copy of the order granting withdrawal of the Registration Statement to our counsel, Walter J. Mostek, Jr. of Drinker Biddle & Reath LLP at 1000 Westlakes Drive, Suite 300, Berwyn, Pennsylvania 19312. If you have any questions or comments, or require further information or documentation, please contact Mr. Mostek at (610) 993-2233 or by facsimile at (610) 993-8585.
     Thank you for your courtesy and cooperation in this matter.

Sincerely, VIASPACE, Inc.
By:	/s/ Carl Kukkonen
Carl Kukkonen
President and Chief Executive Officer